                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 10-SB/A-1
                  Post-Effective Amendment No. 1

           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
         OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

              INDUSTRIES INTERNATIONAL, INCORPORATED
        (Exact name of Registrant as specified in charter)

NEVADA                                                    87-0522115
State or other jurisdiction of                    I.R.S. Employer I.D. No.
incorporation or organization

1236 Wigwam Street, Mesquite, NV                89027
(Address of principal executive offices)     (Zip Code)

Issuer's telephone number, including area code:  (702) 346-4637

Securities to be registered pursuant to Section 12(b) of the Act:

                              Name of each exchange on which
     Title of each class      each class is to be registered
            None                     N/A

Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
          Common Stock
          Par Value $.01

                        TABLE OF CONTENTS

                              PART I                         Page

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
              OWNERS AND MANAGEMENT. . . . . .. . . . . . . . . . . .9

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,

                                  PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S

                                  PART III

     ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS. 15

                                  PART I

                 ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Industries International, Incorporated (the "Company") was incorporated under the laws of the State of Nevada on January 11, 1991.

     In 1994 the Company located a site which it determined would be suitable for the development of a golf course.  Management secured the undeveloped land from the owner through a long-term lease.  (See below Item 3.  Description of Property.)  The Company commenced an engineering and feasability study on the property and engaged a golf course architect and a project engineer for the development of the site.  However, the Company was unable to secure adequate funding for the project and assigned its interest in the property to a third party for $30,000 in 1998.
The transaction became subject to litigation when the land owner refused to honor the original lease.  (See below Part II, Item 2.  Legal Proceedings.)  The Company has been inactive since
1998, except for its involvement in this litigation.

Proposed Business

     If possible, the Company intends to seek land on which to develop a golf course.
Management intends to use the experience gained in the Company's original project to locate a suitable site for a new golf course and to seek the funding necessary to develop the site.  This funding may take the form of equity funding, joint venture funding, or other forms of corporate financing.  Management does not anticipate that bank or other traditional forms of financing will be available to the Company to secure the land or develop the golf course.

     Management has not determined where it would seek and locate a golf course, but anticipates that initial sites in southern Nevada would be sought first.  Management has not conducted any feasability studies on any sites and has no agreements or arrangements for the purchase of land for a proposed site.

     If the Company is unable to locate a suitable golf course project with the limited funds available to the Company, management intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations.  The Company does not propose to restrict its search for such a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry.  The
Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders.  In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.  The Company does not intend to seek shareholder approval to proceed with a golf course project unless required by law.

     The selection of a new business opportunity in which to participate is complex and risky.
Additionally, as the Company has no immediate resources available to it, it may be difficult to find good opportunities.  There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration
Statement on a voluntary basis before seeking a business venture.  Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company.  The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction.  In order to have stock quoted on the OTC
Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act.  The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the
Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the
OTC Bulletin Board, management intends to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board in the future.  There have been no preliminary discussions or understandings between the
Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock.  Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application.  There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved.  The Company does not intend to use outside consultants to obtain market makers.  In addition, the Company does not intend to use any of its shareholders to obtain market makers.

     In the selection of a site for a golf course, management intends to consider a number of factors before proceeding with the project.  These may include the availability of financing for purchase of the land and construction of the project on terms favorable to the Company; the initiation of a feasability study for the site; the availability of water and other utilities for the site;
adequate zoning of the location; absence of any endangered species; and any potential environmental issues.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any new business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to, an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Regardless, the results of operations of any new entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in  innumerable other factors.  Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any new business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity;
however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually locate a new site for a golf course or participate in any new business endeavor. The Company anticipates that proposed sites for a golf course or a new business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential new business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest.
Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company.  Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has secured funding to develop a golf course or completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.
However, due to the minimal amount of time devoted to management by any person, there are no preliminary agreements or understandings with respect to management compensation.  Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Fees are often paid in connection with the completion of acquisitions, reorganizations or mergers. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition.  In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present directors, executive officers or promoters, nor their affiliates or associates, has had any talks or negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the
Company.  Accordingly, there no present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company possesses such limited funds.  In negotiating for a site for a golf course, the Company would be severely hampered by the lack of immediate resources to purchase the land or develop the project.  After locating a suitable site, the Company may seek a joint venture partner to assist in the financing of the project.  In the alternative, the Company may seek equity funding.  Such equity funding could significantly dilute the percentage ownership interest of existing stockholders.

     The Company has no employees and does not intend to employ anyone in the future, unless its present business operations were to change.  The Company is not paying salaries or other forms of compensation to its present officers and directors for their time and effort.  Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-
of-pocket expenses.

             ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company.  Since its inception, the Company has had no operations, except in connection with the design and initial development of a proposed golf course in Nevada.  In 1998 the Company assigned its interest in the long-term land leases to a third party prior to any actual improvements to the land.  Since 1998 the only business of the Company has been in connection with the litigation involving the long-term leases.  (See below Part II, Item
2.  Legal Proceedings.)

     The Independent Auditor's Report for the financial statements contained in this registration statement contain a "going concern" limitation.  The Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern.  The Company intends to use the proceeds of the assignment of the leases for the property in Nevada to seek additional locations for golf courses.  There is no assurance that the litigation will be concluded in the favor of the
Company or when the $30,000 due from the assignees of the leases would be paid.  The Company currently has no proposed sites for golf courses available to it.  Dan Shuput, the President, a director and a principal shareholder of the Company, has furnished the funds necessary to meet the minimal operating expenses of the Company.  Although Mr. Shuput has expressed his intention to continue to provide funds for such minimum operating expenses, there is no agreement or obligation on his part to do so.  Such funds furnished to the Company by Mr. Shuput are loaned at an annual interest rate of 10% and are due upon demand.

     If the Company is unsuccessful in locating additional golf properties, management intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity.  The Board of
Directors will make the final approval in determining whether to complete any acquisition.  The
Company intends to seek stockholders' approval for the acquisition of any new business venture.

     The investigation of new sites for golf courses or new specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others.  If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable.  Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, any failure to consummate the particular transaction may result in the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and develop another golf course or to locate and acquire or merge with a new business prospect.  There is no assurance that the Company will be able to acquire an interest in any such golf course, or other prospects, products, or opportunities that may exist or that any activity of the
Company, regardless of the completion of any transaction, will be profitable.  If and when the
Company locates a potential site for a new golf course or a new business opportunity, management of the Company will give consideration to the potential and cost of development of a golf course, the availability of financing for the course, or, in the case of a new existing business project, the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition.  Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

                 ITEM 3.  DESCRIPTION OF PROPERTY

     On February 14, 1994, Dan Shuput entered into a lease agreement with Bert Brimhall to lease approximately 120 acres of undeveloped real property located in Clark County, Nevada, approximately 50 miles north of Las Vegas, Nevada.  The lease is renewable every 20 years for a total term of 99 years, provided that the lessee is not in default.  Annual rent on the property is
$100 per acre for the first five years and is adjusted beginning in the sixth and every five years thereafter according to the cost of living index.  Lease payments are due semi-annually.  The lease requires that the property be used for development of a golf course and/or other real estate development.  The lessee also has a right of first refusal to purchase the property.  The lease also provides for the lease of 203 water shares at an annual rate of $40 per share.  The lease also contains contingencies requiring lessee to obtain adjacent land; secure adequate water rights;
obtain soil testing demonstrating the ability to grow turf grass on the land; obtaining the necessary zoning changes or use permits; approval of the development from Clark County; approval for the project from the Environmental Protection Agency and the Bureau of Land Management; and no
negative impact by any municipal or governmental agency or department.  The lease was assigned to the Company on March 29, 1994.

     In September 1994 the Company entered into a lease agreement with Bert Brimhall to lease approximately 80 acres of undeveloped real property adjacent to the foregoing parcels leased in
February 1994.  The terms of this lease are identical to the terms of the February 14, 1994, lease.

     In August 1998 the Company entered into an Agreement for Assignment of Lease dated
August 27, 1998, with Richard Bowler in which the Company agreed to assign to Mr. Bowler its interest in the two foregoing leases covering approximately 200 acres.  Mr. Bowler agreed to pay
$30,000 to the Company for the assignment and $48,125 to the original lessor for the arrearage in the lease payments for the property.  The agreement is subject to the lessor of the original leases accepting the arrearage check.

     The original lessor refused to accept or return the arrearage check and on December 11,
1998, the Company and the assignees in the August 1998 assignment agreement filed a lawsuit against the original lessor.  (See below Part II, Item 2. Legal Proceedings.)

     Dan Shuput, the President, a director, and a principal shareholder of the Company, furnishes space in his home in Mesquite, Nevada, for the office and mailing address of the
Company.  This space is furnished at no cost to the Company.

                 ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of Common Stock of the Company as of October 25, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the
Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                              Amount and Nature
Name and Address              of Beneficial
of Beneficial Owner           Ownership (1)            Percent of Class

Dan Shuput                    3,744,000                74.93%
1236 Wigwam St.
Mesquite, NV 89027

William S. Roberts              200,000                    4%

Gayle Terry                      20,000                     *

Executive Officers and
Directors as a Group
(3 Persons)                   3,964,000                79.33%

     *Represents less than 1%.

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

     The Company is seeking a new golf course development project or potential business acquisitions or opportunities.  (See "Item 1.  Description of Business.")  Acquisition of a new
business opportunity could result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.

             ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of October 20, 2000, the name, age, and position of the executive officers and directors of the Company and the term of office of such directors:

Name               Age   Position(s)                        Director Since

Dan Shuput          70   Director, President, & CEO           1991
William S. Roberts  59   Director, Secretary, & Treasurer     1998
Gayle Terry         43   Director & Vice-President            1998

     Directors are elected until the next succeeding annual meeting of shareholders and until their successors are elected and qualified.  Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held on the second Tuesday of March of each year at 9:00 am.  If the day fixed for the annual meeting is a legal holiday, the meeting will be held on the next succeeding business day.  The annual meeting may be held at any place, either within or without the State of Nevada, designated by the Board of Directors.  Officers of the
Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders.  Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

     Set forth below is certain biographical information regarding the Company's current executive officers and directors:

     DAN SHUPUT has been semi-retired since 1998.  From 1994 until 1998 he worked as a salesman and finance manager for D.P Auto, a used car and truck dealership in Salt Lake City,
Utah.  He was vice-president of the Company from its inception in 1991 until 1994 and has been president and CEO since 1994.

     WILLIAM S. ROBERTS has been Secretary and Treasurer of the Company since 1998.
Since March 2000 Mr. Roberts has been President and Chairman of Kubla Khan, Inc., a company involved in the sale of deep discounted, distress merchandise to retailers and the general public.
Kubla Khan, Inc. is now a reporting company under the Securities Exchange Act, having filed a registration statement under the Securities Act which became effective on March 28, 2001.  From
July 1999 until June 2000 he was a national account manager for Amembal Capital Corp., an equipment leasing company.  From January 1998 until September 1998 he was an area sales manager for Data Transmission Network, a satellite information systems company.  Since 1992 he has been self-employed as a business consultant to companies entering the public arena.  From
1980 until 1992 he was employed by a number of stock brokerage firms in Salt Lake City, Utah.
From 1972 until 1979 he was vice-president, financial principal, and chief financial officer of two stock brokerage firms in Salt Lake City, Utah.  From 1994 until 1996 he was president of AAOGI
Investment Corp., a NASD member securities firm which was subsequently sold.  Mr. Roberts received his accounting degree in 1968 from Stevens Henager College.

     Over twenty years ago, Mr. Roberts signed a consent decree with the U.S. Securities and
Exchange Commission in regard to an SEC investigation of Le Barron Securities, Inc. without admitting or denying guilt.  Mr. Roberts was vice-president and financial principal of Le Barron
Securities, Inc.  The penalties imposed under the decree were spread over an eight month period.
For the first four months Mr. Roberts was barred from being associated in the securities industry.
For the following four months he was allowed to be involved in the securities industry as a registered representative but was barred from being a registered principal.  At the end of the eight months, Mr. Roberts was allowed to resume full involvement in the securities industry.

     GAYLE TERRY has been a vice-president of the Company since 1998.  Since 1994 she has been employed by First Security Investor Services, a securities brokerage firm, as an operating officer and cashiering manager.

     Ms. Terry is the niece of Dan Shuput.

     Management devotes only nominal time to the activities of the Company.

               ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the fiscal years ended December 31, 2000, 1999, and 1998.

     Directors are not entitled to receive compensation for their services as directors.
However, directors may, pursuant to a resolution of the Board, receive a fixed sum and expenses for actual attendance at each regular or special meeting of the Board.  The Board of Directors of the Company has not adopted a resolution providing for paying such a fixed sum or expenses but.

     The Company has no employment agreements or compensatory plans or arrangements with any of its executive officers.

               ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     By virtue of his stock ownership of the Company, Dan Shuput, the President and a director of the Company, may be deemed to control the Company and therefore may be a parent of the
Company.  Mr. Shuput beneficially owns 3,744,000, or 74.93%, of the outstanding stock of the
Company.

               ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 20,000,000 shares of common stock, par value $.01 per share
(the "Common Stock").  As of October 25, 2000, the Company had outstanding 4,996,860 shares of Common Stock.  All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights.  The Articles of
Incorporation provide that the Common Stock cannot be issued in series or broken into additional classes.  Special meetings of the shareholders may be called by the Board of Directors, President, or the holders of not less than two-thirds of the outstanding shares of the Company entitled to vote at the meeting.  Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of
Directors.  At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum.  A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding.  Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.  There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares.  Reference is made to the
Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the
State of Nevada for a more complete description of the rights and liabilities of holders of shares.
The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

                             PART II

                  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no public trading market for the common stock of the Company.  None of the common shares is subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock of the Company.  Of the 4,996,860 outstanding common shares, all are restricted securities as defined in Rule 144 under the Securities Act; management believes that all of these shares are currently eligible for resale under Rule 144.  The Company has not agreed to register any of these shares under the Securities Act for sale by the securities holder.  The
Company is not currently, and has not proposed to, publicly offer any of its Common Stock.

     At October 25, 2000, the Company had approximately 37 shareholders of record of its
Common Stock.  The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800
South, Suite 100, Salt Lake City, UT 84117, to act as its transfer agent.

     During the last two fiscal years ended December 31, 1999 and 1998, and during the interim period through September 30, 2000, the Company has not declared any dividends on its Common
Stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

                    ITEM 2.  LEGAL PROCEEDINGS

     On December 11, 1998, the Company, Dan Shuput (the president, a director and principal shareholder of the Company), Joseph Bowler Jr., Joseph Bowler III, and Richard Bowler (the
"Plaintiffs") filed a complaint in the District Court of Clark County, Nevada, against Bert
Brimhall, individually and as trustee of the Bert Brimhall Revocable Living Trust of 1996, J.
Thomas Baggs, as guardian of Bert Brimhall, Glen Brimhall, individually and as trustee of the Bert
Brimhall Revocable Living Trust of 1996, and June Coleman (the "Defendants").  The complaint arises out of a transaction whereby the Company attempted, in 1998, to sell and assign its interest in three parcels of property located near Overton, Nevada, to Joseph Bowler Jr., Joseph Bowler
III, and Richard Bowler, subject to confirmation of the validity of the original lease.  The land had been leased in 1994 from Bert Brimhall by Mr. Shuput and the Company.  Mr. Shuput had
transferred his interest in the property to the Company shortly after the original lease transaction.
At the time of the assignment to the Bowlers, the Company was in arrears in the payment of the lease payments on the land.  The Company tendered the arrearage amount to the assignor who claimed that the lease had been terminated.  Plaintiffs claim that lessor failed to properly terminate the lease and was therefore obligated to accept the arrearage payment and recognize the validity of the original lease.  The Plaintiffs are seeking a declaratory judgment that the leases have not been terminated and are still binding and effective; for damages caused by Defendant's breach of the lease agreements; for judgment that the Company still holds leasehold interests in the land; and for damages proximately caused by Defendant's intentional interference with Bowlers' prospective economic advantage.

     One of the defendants, Glen Brimhall, brought a counterclaim against the plaintiffs, including the Company.  The essence of these counterclaims is to declare that the Company and other plaintiffs have no interest in the property.

     Although the Company is a plaintiff in the matter, the legal costs of the case are being advanced by the assignee plaintiffs.  The case has proceeded through the discovery stage and currently the parties are waiting for a trial date.

                    ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On April 2, 2001, we engaged Randy Simpson CPA, P.C., Certified Public Accountants, as
our independent auditors for the year ended December 31, 2000.  The decision to retain Randy
Simpson CPA, P.C., and not to re-engage David T. Thomson P.C., the former independent auditor, was made by the Board of Directors on such date.  The decision not to re-engage David T.
Thomson P.C. did not involve a dispute with us over accounting policies or practices.  The report of David T. Thomson P.C. on our financial statements for the years ended December 31, 1999 and
1998, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principals, but contained an emphasis of matter disclosure due to a going concern uncertainty.  In connection with the audit of our financial statements for these years ended December 31, 1999 and 1998, there were no disagreements with
David T. Thomson P.C. for the annual periods and for the period up to the date of dismissal on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of David T. Thomson P.C., would have caused the firm to make reference to the matter in its report.

     Neither we, nor anyone on our behalf, has consulted Randy Simpson CPA, P.C. regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and neither written nor oral advice was provided by Randy Simpson CPA, P.C. that was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue.

                   ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     No securities were sold within the last three years by the Company.

                   ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful.  Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding.  In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements.  In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification.  Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VIII of the Articles of Incorporation of the Company provides that the Company shall indemnify its directors and officers.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of  the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             PART F/S

     Financial Statements.  The following financial statements are included in this statement:

                                                                               Page
Independent Auditor's Report                                                    F-1
Balance Sheet as of December 31, 2000 and 1999                                  F-2
Statements of Operations for the years ended December 31, 2000
 and 1999, and from inception through December 31, 2000                         F-3
Statement of Stockholders' Equity from inception to December 31, 2000           F-4
Statements of Cash Flows for the years ended December 31, 2000
 and 1999, and from inception through December 31, 2000                         F-6
Notes to Financial Statements                                                   F-7

                             PART III

  ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

     The following exhibits are included as part of this statement:

     Exhibit No.         Description                                     Location
     2.1              Articles of Incorporation filed June 11, 1991         (1)
     2.2              Current Bylaws                                        (1)
     4.1              Form of Common Stock Certificate                      (1)
     6.1              Lease Agreement dated February 14, 1994, as amended   (1)
     6.2              Assignment of Lease dated March 29, 1994              (1)
     6.3              Lease Agreement dated September 1, 1994               (1)
     6.4              Agreement for Assignment of Lease dated
                       August 27, 1998                                      (1)
    12.1              Letter re change of accountants                     Attached

     (1) Filed  with the Securities and Exchange Commission on December 4, 2000, as an
exhibit with our original filing of a registration statement on Form 10-SB (SEC File No. 0-32053).

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Industries International, Incorporated

Date: April 11, 2001    By /s/ Dan Shuput
                               Dan Shuput, President

Date: April 11, 2001    By /s/ William S. Roberts
                               William S. Roberts, Chief Financial &
                               Principal Accounting Officer

Randy Simpson CPA, P.C.
11775 South Nicklaus Road
Sandy, Utah 84092
Fax & Phone (801) 572-3009

Board of Directors and Stockholders
Industries International, Inc.
(A Development Stage Company)
Mesquite, NV 89027

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying balance sheets of Industries International,
Inc. (a development stage company), as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and the period of inception (January 11,
1991) through December 31, 2000.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit of these financial statements provides a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of Industries
International, Inc. (a development stage company) as of December 31, 2000 and
1999, and the results of its operations, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and the period of inception
(January 11, 1991) through December 31, 2000, in conformity with generally accepted accounting principles.

By /s/ Randy Simpson, CPA, P.C.

Randy Simpson, CPA, P.C.
A Professional Corporation
April 2, 2001
Sandy, Utah

INDUSTRIES INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

ASSETS
                                                 December 31,   December 31,
                                                     2000           1999
Current Assets:
     Prepaid expenses                                $-            $6,000
                                                    -------       -------
Total Current Assets                                  -             6,000
                                                    -------       -------
TOTAL ASSETS                                         $-            $6,000
                                                    =======       =======

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities:
     Accounts payable                                $5,935        $-
     Loans from shareholders and accrued interest    20,170        14,485
                                                    -------       -------
Total Current Liabilities                            26,105        14,485

Shareholders' Deficit:
     Common stock, $.01 par value, authorized
        20,000,000 shares; 4,996,860 issued and
        outstanding on
        December 31, 2000 and 1999.                  49,969        49,969
     Additional Paid in Capital                     404,760       402,560
     Accumulated Deficit                           (480,834)     (461,014)
                                                    -------       -------
Total Shareholders' Deficit                         (26,105)       (8,485)
                                                    -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFECIT          $-            $6,000
                                                    =======       =======

See accompanying notes to financial statements.

INDUSTRIES INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

                                                                          (Jan. 11, 1991)
                                    Year Ended          Year Ended          Inception to
                                   December 31,         December 31,        December 31,
                                       2000                1999                 2000

Income:                                $-                  $-                $-

Expense:
     Amoritzation expense               -                   -                    1,000
     Advertising                        -                   -                      339
     Development costs                  -                   -                   69,135
     General and administrative           730                  218               8,721
     Interest expense                   1,661                1,034               4,852
     Professional fees                 17,429                2,200             396,787
                                       ------              -------            --------
Total Expense                          19,820                3,452             480,834
                                       ------              -------            --------
Net Loss                             $(19,820)             $(3,452)          $(480,834)
                                       ======              =======            ========
Net Loss Per Common Share            $(0.004)              $(0.001)
                                       ======              =======            ========
Weighted Average Shares Outstanding   4,996,860            4,996,860
                                       ======              =======            ========

See accompanying notes to financial statements.

INDUSTRIES INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
From Inception (January 11, 1991) through December 31, 2000

STATEMENT OF STOCKHOLDERS' EQUITY

                                    Common     Common     Additional
                                    Stock      Stock      Paid-In      Accumulated    Total
                                    Shares     Amount     Capital      Deficit        Equity

Balances at January 11, 1991               -   $     -    $     -      $    -        $    -

Shares issued at inception
(Jan. 11, 1991) for services
and compensation at $.01 per share   100,000     1,000          -           -           1,000

Net loss year ending
December 31, 1991                          -         -          -          (200)         (200)

Net loss year ending
December 31, 1992                          -         -          -          (200)         (200)

Net loss year ending
December 31, 1993                          -         -          -          (565)         (565)

Shares issued for services at $.01
per share                          2,050,000    20,500          -           -          20,500

Shares issued for cash at $.15
per share                            364,000     3,640      50,960          -          54,600

Net loss year ending
December 31, 1994                          -         -          -       (30,049)      (30,049)

Shares issued for services at
$.15 per share                        57,000       570       7,980          -           8,550

Shares issued cash at $.15 per share  88,334       883      12,367          -          13,250

Net loss year ending
December 31, 1995                          -         -          -       (40,879)      (40,879)

Shares issued for services at
$.15 per share                     2,270,000    22,700     317,800          -         340,500

Shares issued cash at $.15 per
share                                 67,526       676       9,453          -          10,129

Net loss year ending
December 31, 1996                          -         -          -      (341,847)     (341,847)

Contributed capital                        -         -       1,200          -           1,200

Net loss year ending
December 31, 1997                          -         -          -       (42,364)      (42,364)

Contributed capital                        -         -         600          -             600

Net loss year ending
December 31, 1998                          -         -          -        (1,458)       (1,458)

Contributed capital                        -         -       2,200          -           2,200

Net loss year ending
December 31, 1999                          -         -          -        (3,452)       (3,452)

Contributed capital                        -         -       2,200          -           2,200

Net loss year ending December 31, 2000     -         -          -       (19,820)      (19,820)
                                   ---------    ------     -------     --------       -------
Balances at December 31, 2000      4,996,860   $49,969    $404,760    $(480,834)     $(26,105)
                                   =========    ======     =======     ========       =======

See accompanying notes to financial statements.

INDUSTRIES INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

                                                                               (Jan. 11, 1991)
                                         Year Ended          Year Ended          Inception to
                                         December 31,        December 31,        December 31,
                                            2000                1999                 2000
Cash used in Operating Activities:
     Net Loss                              $(19,820)           $(3,452)           $(480,834)

     Contributed capital - noncompensated
      services                                2,200              2,200                6,200

Changes to Operating Assets and Liabilities:
     (Increase) decrease in payables and
       accrued interest                       6,427                  -                6,427
     (Increase) decrease in prepaid expenses  6,000             (6,000)                   -
                                             ------             ------              -------
Net Cash used in Operating Activities        (5,193)            (7,252)            (468,207)

Cash and Cash Equivalents from
 Financing Activities:
     (Increase) decrease in loans from
      shareholders                            5,193              7,252               19,678
     Issuance of common stock for cash            -                  -               77,979
     Issuance of common stock for services        -                  -              370,550
                                             ------             ------              -------
Net Cash and Cash Equivalents from
 Financing Activities                         5,193              7,252              468,207

Net Increase in Cash for Period                   -                  -                    -

Cash at Beginning of Period                       -                  -                    -
                                             ------             ------              -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD       $-                 $-                   $-
                                             ======             ======              =======

See accompanying notes to financial statements.

INDUSTRIES INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Industries International, Inc. (the Company) is a development stage company, which, other than a proposed golf course project in Nevada in 1994, has had no operations.  Accounting policies and procedures have been determined as follows:

  1.   The Company uses the accrual method of accounting and has elected a fiscal year end of December 31.

  2.   Earnings per share is computed using the weighted average number of shares of common stock outstanding.

  3.   To date, the Company has not paid any dividends, and the likelihood is remote.

4.     No income tax benefit has been established in the financial statements, for the losses of the Company.  The Company's lack of operating history and continuing losses would indicate that the Company's probability of realizing its tax loss carryforward is doubtful, and the Company has not established any deferred tax assets for such loss carryforward.  The Company has no significant differences between its income tax reporting and its financial statement reporting. The Company has an operating loss carryforward approximately equal to its accumulated deficit.

2. HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized on January 11, 1991 under the laws of the State of
Nevada.
From January 1991 through 1996, all business activity of the Company was focused on the development of a golf course in Moapa or Overton Valley area in
Nevada.  In February and September of 1994, the Company leased two parcels of land with the intentions of designing and developing a golf course.
Regrettably, the Company was unable to secure adequate funding for the project and, as a result, fell into serious arrears with their lessor.  In August of
1998, the Company assigned their lease to a third party with an agreement that stated $30,000 would be paid to the Company for the lease assignment, and
$48,125 would be paid to the original lessor to satisfy the amount outstanding.  The agreement was subject to the lessor accepting the arrearage check, however, the lessor rejected the agreement and refused to return the check.  This action resulted in a lawsuit filed jointly by the Company and the new assignees against the original lessor.

3. COMMON STOCK

At inception (January 11, 1991) 100,000 shares of the Company's common stock were issued for compensation and services rendered to the Company's officers, valued at $.01 (par value) per share.  Since that time, the Company has issued
2,050,000 shares of common stock at par value, and 2,327,000 shares of common stock at $.15 per share as payment for services and various expenses incurred.  In addition to common stock issued for services and expenses, the
Company has issued for cash, a total of 519,860 shares of common stock valued at $.15 per share.  As of March 30, 2001, the issued and outstanding shares total 4,996,860.

4. COMPENSATION OF OFFICERS

The Company has not compensated officers, directors or stockholders for time, services or office space since the last common stock issuance in 1996.  The
Company has estimated the fair market value of these items as $2,200 in both the years 2000 and 1999, and has accordingly shown that amount as contributed capital at both years ending.

5. GOING CONCERN

While the Company is continually in search of a new golf course development project, potential business acquisition or other business opportunity, the
Company is in fact still in the development stages and has no cash, operating capital, or any established source of income to support expenses incurred and allow the Company to continue as a going concern.  In order to uphold corporate existence until the Company has sufficient cash flows, a Company officer and shareholder has, in order to meet operating costs incurred, loaned and will continue to loan, personal funds to the Company, bearing an interest rate of 10%.